October 20, 2004

BY EDGAR

Pamela Ann Long, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549-0404

VWR International, Inc.
Registration Statement on Form S-4, File No. 333-118658

Dear Ms. Long:

This letter sets forth the responses of VWR International, Inc. (the “Company”) to the comments contained in your letter dated September 29, 2004 relating to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2004.  The comments of the Commission are set forth in bold/italicized text below, and our responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement along with this letter.  Enclosed are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on August 30, 2004.  Also enclosed are supplemental materials requested by the Staff.  Page references in the responses are to the blacklined version.

General

1.                                       Please file the Letter of Transmittal with the next amendment.

The Company has filed the Letter of Transmittal, via EDGAR, as an exhibit to Amendment No. 1.

Form S-4

2.                                       Please revise the inside front cover page of the prospectus to include the information required Item 2 of
Form S-4.

The Company has revised the inside front cover page in response to the staff’s comment.

3.                                       It appears you are relying on the Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1989).  See also Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993).  With the next amendment, provide us with a supplemental letter:

a.             that states you are registering the exchange offer in reliance upon these letters; and

b.             that includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company is submitting the form of supplemental letter together with Amendment No. 1.

4.                                       On a supplemental basis, confirm that the offer will be open for a full twenty business days.  At present, it appears that the offer may be open for less than the requisite twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement.  See Q & A no. 8 in Release No. 34-16623 (March 5, 1980).

The Company supplementally confirms that the offers will be open for a full twenty business days, and that it intends to have the offers expire at 5:00 p.m. on the twenty-first business day.

Prospectus Cover Page

5.                                       As applicable, please revise the cover page to disclose that the notes are guaranteed, the nature of the guarantee, and your relationship with the guarantors.

In response to the staff’s comment, the Company informs the staff that the indentures require the notes to be guaranteed by any “Significant Domestic Subsidiary” that guarantees payment by the Company of any “Bank Indebtedness” of the Company.  The relevant covenant is described under “Description of Notes – Subsidiary Guarantees” and “Description of Notes – Certain Covenants – Future Subsidiary Guarantors,” and the terms “Significant Domestic Subsidiary” and “Bank Indebtedness” are defined under “Description of Notes – Certain Definitions.”  At present, the notes are not guaranteed by any subsidiary of the Company because none is a “Significant Domestic Subsidiary.” However, should any subsidiary that so guarantees payment of Bank Indebtedness become a “Significant Domestic Subsidiary” in the future, then that subsidiary will be required to guarantee the notes.

The Company has revised the Summary of the Terms of the Notes section to indicate that, at present, the notes are not guaranteed.

Summary

Our Business, page 1

6.                                       We note the reference to LPA estimates here, as well as other places throughout the document.  Please revise to describe who or what the LPA is and supplementally provide us with copies of the LPA estimates to which you refer.

The Company has revised the Our Business section in response to the staff’s comment.  The Company is also supplementally providing the staff with copies of the LPA estimates to which the Company refers.

The Transactions, page 2

7.                                       We note that CDRV Acquisition Corporation issued the old notes and that VWR International, Inc. will be the issuer of the new notes.  Supplementally provide us with a detailed explanation of why the company believes that it may exchange the old notes for new notes in reliance on the Exxon Capital line of no-action letters.  Specifically discuss the terms of the old notes and the new notes.

In response to the staff’s comment, the Company believes the exchange qualifies for the relief provided by Exxon Capital and subsequent no-action letters for several reasons, including:

•                                          CDRV Acquisition Corporation and the Company are the same entity substantively. The old notes were marketed and sold entirely on the basis of the Company’s credit and commercial prospects; investors who purchased the old notes were making a decision to invest in the Company, not CDRV Acquisition Corporation.  Consistent with the foregoing, all of the financial and non-financial disclosure in the offering memorandum for the old notes, including the historical and pro forma financial statements and the risk factors, related to the Company, and not to CDRV Acquisition Corporation.  Also consistent with the foregoing, the detailed covenants described in the offering memorandum for the old notes were designed to apply to the Company, not CDRV Acquisition Corporation.

•                                          Upon consummation of the acquisition of the Company, CDRV Acquisition Corporation was merged with and into the Company, with the Company continuing as the surviving corporation of that merger.  This merger took place on the closing date for the acquisition of the Company and issuance of the old notes.  As a result of the merger, the Company succeeded to all of CDRV Acquisition Corporation’s obligations as the issuer of the old notes, including the obligation to effect an exchange for the old notes with securities registered on Form S-4.  Accordingly, the obligor on the old notes and on the new notes is the same.  The fact that the bonds were technically first issued by a shell acquisition vehicle (i.e., CDRV Acquisition Corporation) that then merged with the Company does not preclude Exxon Capital treatment.  Indeed, there is substantial precedent for a transaction involving this type of merger qualifying for Exxon Capital treatment for the subsequent exchange offer.

•                                          The substantive terms of the old notes and new notes are identical, as noted under “Securities Offered” on page 3 of the prospectus.  The new notes will be issued under the same indenture as the old notes.

The Company is including herewith the form of supplemental letter that states that it is registering the exchange offer in reliance on the relevant Exxon Capital no-action letters, and includes the representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary of the Terms of the Exchange Offers

Condition to the Exchange Offers, page 4

8.                                       We note that you may waive the conditions of your offer.  If you waive a condition, you must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver.  In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring at least five business days remain in the offer after notice of such waiver.  Also, please clarify on pages 25 and 27 that, in the event of a material change, you will revise the offer so that at least five business days remain in the offer from the date notice of the material change is provided to security holders.

In response to the staff’s comment, the Company believes that whether a waiver of any of the conditions will constitute a material change will depend on the circumstances related to such waiver.  In the event that any such waiver does constitute a material change, the Company will ensure at least five business days remain in the offer after giving notice of such waiver.  The Company has made revisions on pages 25 and 29 in the Condition to the Exchange Offers section in response to the staff’s comments.

Acceptance of Old Notes and Delivery of New Notes, page 5

9.                                       Please revise to state the circumstances under which the company would not accept the old notes for exchange after the noteholder validly tenders the old notes.

The Company has revised the Acceptance of Old Notes and Delivery of New Notes section in response to the staff’s comments.

Summary of the Terms of the Notes

The Exchange Offers, page 3

10.                                 Please state why the old notes were exempt from registration under the Securities Act.

The Company has revised the Exchange Offers section in response to the staff’s comments.

Ranking and Subordination, page 6-7

11.                                 We note the statement that the senior notes and the senior subordinated notes will be guaranteed by each significant domestic subsidiary.  The guarantees must be registered on this registration statement and the guarantors must be listed as co-registrants.  In addition, please revise your disclosure to make clear which subsidiaries would constitute a “significant domestic subsidiary.”

The Company has revised the Ranking and Subordination section in response to the staff’s comment.  As discussed in the Company’s response to the staff’s comment number 5 above, at present, neither the senior notes nor the senior subordinated notes are guaranteed.  As noted in that response, the term “Significant Domestic Subsidiary” is defined in each note indenture.

12.                                 In the “Ranking” section, please state the amount of any unused commitment under the Senior Secured Credit Facility, and clarify, if true, that it would rank pari passu in right of payment with the notes.

The Company has revised the Ranking and Subordination section in response to the staff’s comment.

Change of Control, page 8

13.                                 Please revise your disclosure to note that you may not have sufficient funds to make the required repurchase upon a change of control.

The Company has revised the Change of Control section in response to the staff’s comment.

Risk Factors, page 10

14.                                 Please delete the statement that “the risks described below are not the only risks that we face” as all material risks should be presented in this section.

The Company has revised the Risk Factors section in response to the staff’s comment.

We have substantial existing debt…, page 10

15.                                 Please disclose the limitations on your ability to incur or guarantee additional indebtedness.  State the amount of additional borrowing capacity available under the Senior Secured Credit Facility.

The Company has revised the “We have substantial existing debt…” section in response to the staff’s comment.  With respect to the limitations referred to, the Company respectfully submits that due to their complexity, holders should be directed to the detailed summary of limitations in the Company’s ability to incur or guarantee additional indebtedness.  Accordingly, the Company has revised this section to include a cross-reference to the “Description of Notes” section.

The agreements and instruments governing our debt…, page 10-11

16.                                 Please provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

The Company has revised the “agreements and instruments governing our debt …” section in response to the staff’s comment.

The notes will be unsecured and structurally subordinated…, page 12

17.                                 State the amount of additional debt that subsidiaries that do not guarantee the notes will be permitted to incur.

The Company has revised the “notes will be unsecured and structurally subordinated …” section to specifically refer holders to the “Description of Notes –

Certain Covenants – Limitation on Indebtedness” section for a description of these limitations, in response to the staff’s comment.  The indentures for the notes permit non-guarantor subsidiaries to incur specified categories of indebtedness, certain of which are limited by numerical caps, while others are subject to qualitative tests.  Accordingly, it is not possible to specify a single monetary amount of additional debt that its subsidiaries that do not guarantee the notes will be permitted to incur, because of the nature of these limitations.

A significant stockholder controls…, page 20

18.                                 Please move this risk factor to the front of this section.

The Company has revised the “A significant stockholder controls…” section in response to the staff’s comment.

The Exchange Offers, pages 23-30

Terms of the Exchange Offers, page 23

19.                                 Please include all of the representations contained in the Exxon Capital Holdings Corporation, Morgan Stanley, and Shearman & Sterling No-Action letters.  Revise the “Plan of Distribution” section as appropriate.

The Company has revised the Terms of the Exchange Offers section in response to the staff’s comment.

20.                                 You reserve the right “to delay the acceptance of any old notes.”  Clarify in what circumstances you may delay acceptance.  For example, if you are referring to the right to delay acceptance due to an extension of the exchange offer, so state.

The Company has revised the Terms of the Exchange Offers section in response to the staff’s comment.

Acceptance of Old Notes for Exchange, page 27

21.                                 Revise to clarify that you will return the tendered notes not accepted for exchange “promptly,” not “as promptly as practicable,” following the expiration or termination of the offer.  Refer to Rule 14e-1(c).

The Company has revised the Acceptance of Old Notes for Exchange section in response to the staff’s comment.

Conditions, page 29

22.                                 In the second paragraph of this section, you state that you may exercise your rights “at any time and from time to time” which implies that a condition could be asserted following expiration.  Please revise the last sentence of the second paragraph of this section to clarify that all offer conditions will be satisfied or waived prior to the expiration of the offer and that you cannot assert these rights after expiration of the offer.

The Company has revised the Conditions section in response to the staff’s comment.

Use of Proceeds, page 31

23.                                 Please state the amount of the net proceeds used to pay for the acquisition, the repayment of debt, and the related transaction fees and expenses.

The Company has revised the Use of Proceeds section in response to the staff’s comment.

Management’s Discussion and Analysis, page 41

Business and Segments

24.                                 We note the statement on page 42 regarding the losses in France.  Please revise to include a discussion of the factors contributing to the losses.

The Company has revised the Business and Segments section in response to the staff’s comment.

Transition and Information Technology Services Agreements, page 43

25.                                 Revise this discussion to state when the agreements with Merck were entered into and when the agreements are set to expire.

The Company has revised the Transition and Information Technology Services Agreements section in response to the staff’s comments.

Results of Operations

26.                                 Throughout this section, revise your disclosures to include a discussion of any factors contributing to increases or decreases in sales, profits, and expenses.  For example, in the Net Sales section on page 45, explain the factors that led to the sales growth.

The Company has revised the Results of Operations section in response to the staff’s comment.

Interest Expenses, net of Interest Income, page 46

27.                                 Please state the amount of the undrawn balance on the multi-currency revolving facility.

The Company has revised the Interest Expenses, net of Interest Income section in response to the staff’s comment.

Operating Income, page 48

28.                                 We note the statement in the last paragraph that the decline in, operating income was associated with information “discussed above.”  Revise this discussion to explain the particular reasons for the decline.

The Company has revised the Operating Income section in response to the staff’s comment.

Operating Income, page 51

29.                                 The last sentence in the second paragraph is confusing when compared to the chart immediately above.  Please advise or revise.

The Company has revised the Operating Income section in response to the staff’s comment.

Interest Expense, net of Interest Income, page 51

30.                                 State the amount by which you expect interest expense to increase following the acquisition.  We note the acquisition has already occurred.  Include a discussion of any applicable increased interest rates and any resulting increase in debt payments.

The Company has revised the Interest Expense, net of Interest Income and Liquidity and Capital Resources sections in response to the staff’s comment.

Trade Accounts Payable, page 53

31.                                 Revise your discussion to explain why increasing the days payable outstanding improves your working capital.

The Company has revised the Trade Accounts Payable section in response to the staff’s comment.

Indebtedness Prior to the Acquisition, page 56

32.                                 We note the statement that the contractual maturities of the loans from Merck are current, but have been classified as long-term due to the fact that Merck represented that it will not require payment on the debt for 12 months.  It is inappropriate to classify this debt as long-term given that Merck has the right to require payment at anytime based on the contractual maturities, unless Merck has represented in writing that it will not require payment for 12 months.  Please revise this section and all corresponding financial statements as appropriate.

The Company has revised the Indebtedness Prior to the Acquisition section and note 8(a) of the Notes to Consolidated/Combined Financial Statements in response to the staff’s comment to reflect the fact that the Company had received a letter from Merck KGaA containing such representation in writing.

Credit Agreement Financial Covenants; Credit Agreement EBITDA, page 57

33.                                 Please state whether the company is currently in compliance with all financial covenants.

The Company has revised the Credit Agreement Financial Covenants; Credit Agreement EBITDA section in response to the staff’s comment.

Legal Proceedings, page 72

34.                                 Please confirm, if true, that the damages alleged in the asbestos suits brought against the company, in the aggregate, does not exceed ten percent of the current assets of the company and its subsidiaries on a consolidated basis.  See Regulation S-K Item 103, instruction 2.

The Company supplementally confirms that the damages alleged in the asbestos suits brought against the Company, in the aggregate, do not exceed ten percent of the current assets of the Company and its subsidiaries on a consolidated basis.

Certain Relationships and Related Party Transactions

Stock Purchase Agreement, page 86

35.                                 We note that the agreement with Merck KgaA regarding the sale of a controlling interest in the Company or its business expires upon your initial public offering.  Please revise your disclosure to clarify, if true, that you are referring to the initial public offering of common stock.

The Company has revised the Stock Purchase Agreement section in response to the staff’s comment.

Consulting Agreement, page 86

36.                                 Please revise your disclosure to discuss the bases for the $18 million payment made to CD&R in connection with the acquisition.

The Company has revised the Consulting Agreement section in response to the staff’s comment.

Stock Subscription Agreement, page 87

37.                                 We note that on June 22, 2004, you transferred 500,000 shares of common stock to certain investors.  Please revise your disclosure to briefly describe the nature of this transfer.

The Company has revised the Stock Subscription Agreement section in response to the staff’s comment.

Registration Rights, page 87

38.                                 Please explain why you believe you may use a Form S-3 to register the resale of CDRV Investors, Inc.’s common stock.

Under the relevant registration rights agreement, the right of certain holders to request CDRV Investors, Inc. to use its best efforts to register their shares of common stock of CDRV Investors, Inc. for public resale on Form S-3 is subject to CDRV Investors, Inc. being qualified for registration on Form S-3 at the time of the exercise of such right.  The Company has revised the Registration Rights section to clarify this point, in response to the staff’s comment.

Participation Rights, page 88

39.                                 Please revise your disclosure to expand the discussion of participation rights.

The Company has revised the Participation Rights section in response to the staff’s comment.

Description of Senior Secured Credit Facility

Senior Secured Credit Facility, page 89

40.                                 State the amount of debt currently outstanding under the facility with regard to the company and also for all subsidiary guarantors.  Disclose the amount of additional debt that the company and its subsidiary guarantors may incur.

The Company has revised the Senior Secured Credit Facility section in response to the staff’s comment.

Fees, page 90

41.                                 Discuss, in reasonable detail, the amounts of fees to be paid.

The Company has revised the Fees section in response to the staff’s comment.

Covenants, page 90

42.                                 Please revise your disclosure to discuss the specifics of the maximum capital expenditures test.

The Company has revised the Covenants section in response to the staff’s comment.

Description of the Notes

43.                                 Please revise this section to make clear which notes you are referring to in your discussions.

The Company has revised the Description of Notes section in response to the staff’s comment.

44.                                 Please disclose whether or not any periodic evidence is required to be furnished as to the absence of default or compliance with the terms of the indenture, as required by item 202(b)(6) of Regulation S-K, or tell us supplementally where this information appears in your prospectus.  Also discuss what indemnification the trustee may require from the note holders, as required by Item 202(b)(10), or tell us where this information appears.

The Company supplementally informs the staff that paragraph 2 on page 118 provides the information required by item 202(b)(6) of Regulation S-K and that paragraph 1 on page 118 provides the information required by Item 202(b)(10) of Regulation S-K.

Principal, Maturity and Interest, page 93

45.                                 Revise this section to include the interest rate applicable to the senior notes and the senior subordinated notes.

The Company has revised the Principal, Maturity and Interest section in response to the staff’s comment.

Optional Redemption, page 94

46.                                 Please state the circumstances in which “another Person” will perform the company’s obligations under the notes.

The note indentures do not limit or define the circumstances in which the Company may provide that another Person may redeem the notes.  The Company supplementally advises the staff that one hypothetical example of a circumstance where this might occur might be where an acquiror of the Company wishes to provide directly for their retirement.  The Company respectfully submits, however, that it is not necessary to provide investors with a list of hypothetical scenarios, as in any event the result – a redemption of the notes – is the same.

Depositary Procedures, page 148

47.                                 Please delete the statement that your discussion is “provided solely as a matter of convenience.”  This may suggest to readers that you do not have responsibility for this disclosure.

The Company has revised the Depositary Procedures section in response to the staff’s comment.

Registration Covenant; Exchange Offer, page 150

48.                                 On page 151, please explain what “certain circumstances” will allow holders of old notes to require you to register the old notes under a shelf registration statement.

The Company has revised the Registration Covenant; Exchange Offer section in response to the staff’s comment.

Certain United States Federal Tax Considerations, page 153

49.                                 Revise the caption and the first sentence in this section to state that all material tax consequences to noteholders are summarized, not just “certain” material tax considerations.

The Company has revised the Certain United States Federal Tax Considerations section in response to the staff’s comment.

50.                                 Please delete the statement that the tax discussion is “for general information only.”

The Company has deleted the statement in response to the staff’s comment.

Where You Can Find More Information, page 160

51.                                 We note that you qualify your summaries of several unspecified documents by reference to the actual documents, Please delete this qualification, as you may qualify information inside the prospectus by reference to information outside the prospectus only where it is permitted by the form or a summary of the document is required by the form.  See Rule 411(a) of Regulation C.

The Company has revised the Where You Can Find More Information section in response to the staff’s comment.

Item 21.  Exhibits and Financial Statement Schedules, page II-2

52.                                 Please file, as exhibits to the registration statement, the governance documents relating to all of the registrants, including the guarantors.  To the extent that these documents are substantially similar, you may want to file a form exhibit, with an explanation in the exhibit table that the document is substantially similar for some or all of the registrants.

As discussed in the Company’s response to the staff’s comment number 5 above, at present, neither the senior notes nor the senior subordinated notes are guaranteed.

* * *

If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (212) 909-6347.

Respectfully submitted,

/s/ DAVID A. BRITTENHAM
David A. Brittenham

cc:	Stephen Kunst
General Counsel
VWR International, Inc.